Issuer Free Writing Prospectus
Filed by: Energy Conversion Devices, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement on Form S-3: No. 333-131886
Energy Conversion Devices, Inc.
Concurrent Offerings of
$275,000,000
aggregate principal amount of
3.00% Convertible Senior Notes due 2013
(the “Notes Offering”),
1,270,000 Shares of Common Stock
(the “Underwritten Equity Offering”)
and
3,444,975 Borrowed Shares of Common Stock
(the “Borrowed Shares Offering”)
This free writing prospectus relates only to the Notes Offering of 3.00% Convertible Senior Notes due 2013 (the “Notes”) and to the Underwritten Equity Offering and the Borrowed Shares Offering (collectively the “Common Stock Offering”) of shares of common stock, par value $0.01 per share (the “Common Stock”) and should be read together with (1) the preliminary prospectus supplement dated June 12, 2008, and accompanying base prospectus dated February 15, 2006, relating to the Notes Offering (the “Note Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Note Preliminary Prospectus Supplement and (2) the preliminary prospectus supplement dated June 12, 2008, and accompanying base prospectus dated February 15, 2006, relating to the Underwritten Equity Offering and the Borrowed Shares Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference in the Common Stock Preliminary Prospectus Supplement.

Issuer:	Energy Conversion Devices, Inc.

Common Stock symbol:	ENER

The Notes Offering

Securities:	3.00% Convertible Senior Notes due 2013

Aggregate principal amount:	$275,000,000

Underwriters’ option to purchase additional Notes:	$41,250,000

Issue price:	100%

Annual interest rate:	3.00%

Initial issue price in Common Stock Offering:	$72.00 per share

Conversion premium over the initial issue price in Common Stock Offering:	27.50%

Conversion rate (subject to adjustment) :	10.8932 shares per $1,000 principal amount of Notes

Conversion price (approximately) (subject to adjustment):	$91.80 per share

Conversion rights:	Subject to fulfillment of certain conditions and during the periods described in the Note Preliminary Prospectus Supplement

Interest payment dates:	June 15 and December 15

First interest payment date:	December 15, 2008

Maturity date:	June 15, 2013
Increase to conversion rate upon a make-whole fundamental change (subject to adjustment):

	Stock price
Effective Date	$72.00	$85.00	$105.00	$125.00	$145.00	$165.00	$185.00	$205.00	$225.00
June 24, 2008	2.9957	2.1820	1.4548	1.0453	0.7936	0.6276	0.5119	0.4274	0.3633
June 15, 2009	2.9957	2.1105	1.3464	0.9336	0.6903	0.5360	0.4319	0.3579	0.3029
June 15, 2010	2.9957	2.0084	1.1960	0.7827	0.5541	0.4177	0.3305	0.2712	0.2285
June 15, 2011	2.9957	1.8497	0.9761	0.5727	0.3734	0.2672	0.2057	0.1670	0.1407
June 15, 2012	2.9957	1.5531	0.6111	0.2632	0.1354	0.0862	0.0646	0.0532	0.0459
June 15, 2013	2.9957	0.8676	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
     If the stock price per share of Common Stock is:
•	in excess of $225.00 per share (subject to adjustment), the conversion rate will not be increased; or

•	less than $72.00 per share (subject to adjustment), the conversion rate will not be increased

Conversion rate cap:	13.8889 shares per $1,000 principal amount of Notes

Net proceeds (estimated):	$266.8 million ($306.8 million if the underwriters’ option to purchase additional Notes is exercised in full)

Capitalization:	See Capitalization Table Below

Underwriting compensation per Note:	3.00%, $30.00

Aggregate underwriting compensation:	$8,250,000 ($9,487,500 if the underwriters’ option to purchase additional Notes is exercised in full)

Selling concession per Note:	$18.00

Trade date:	June 18, 2008

Settlement date:	June 24, 2008

Note CUSIP:	292659AA7

Underwriters:	Credit Suisse Securities (USA) LLC and UBS Securities LLC (Joint Book-Running Managers), J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Lazard Capital Markets LLC.

The Common Stock Offering

Common Stock Offered in the Underwritten Equity Offering:	1,270,000 shares

Underwriters’ option to purchase additional shares of Common Stock in the Underwritten Equity Offering:	190,500 shares

Common Stock Offered as Borrowed Shares:	3,444,975 shares (up to 721,675 of these shares may be offered on a delayed basis to facilitate subsequent hedging arrangements at CSI’s discretion)

Total Common Stock Offered (excluding Underwriters’ option):	4,714,975 shares

Initial Borrowed Shares offering price:	$72.00 per share

Public offering price in the Underwritten Equity Offering:	$72.00 per share; $91,440,000 total

Underwriting discounts and commissions from Underwritten Equity Offering:	$3.96 per share; $5,029,200 total

Proceeds to ECD (before expenses) from the Underwritten Equity Offering:	$68.04 per share; $86,410,800 total

Closing sale price of Common Stock on June 18, 2008:	$74.19 per share

Net proceeds from Underwritten Equity Offering (estimated):	$85.6 million ($98.6 million if the underwriters’ option to purchase additional shares of common stock is exercised in full)

Net proceeds from Borrowed Shares:	Issuer will not receive any proceeds from the sale of the Borrowed Shares of Common Stock in the Borrowed Shares Offering, but Issuer will receive a nominal lending fee

Total Common Stock to be Outstanding After Common Stock Offering:	45,048,882 shares (as of March 31, 2008, pro forma for the offerings)[1]

Capitalization:	See Capitalization Table Below

Selling concession to selling group members:	$2.376 per share

Selling concession to other broker/dealers:	$2.376 per share

Underwriting compensation per share in the Underwritten Equity Offering:	$3.96

Aggregate underwriting compensation for the Underwritten Equity Offering:	$5,029,200; $5,783,580 with the exercise of the over-allotment option

Expenses payable by us for the Underwritten Equity Offering (estimated):	$0.63 per share without the exercise of the over-allotment option; $0.55 per share with the exercise of the over-allotment option; $800,000 total

Underwriting compensation per Borrowed Share:	$0

Aggregate underwriting compensation for the Borrowed Share Offering:	$0

Trade date:	June 18, 2008

Settlement date:	June 24, 2008

Underwritten Equity Offering Underwriters:	Credit Suisse Securities (USA) LLC and UBS Securities LLC (Joint Book-Running Managers), J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Lazard Capital Markets LLC

Borrowed Share Offering Underwriter:	Credit Suisse Securities (USA) LLC

[1]	Excludes the following at March 31, 2008:
•	957,913 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2008, at a weighted average exercise price of $20.99 per share; and

•	2,434,350 shares of common stock reserved for future issuance as of March 31, 2008, under our various equity incentive plans and other arrangements.

Capitalization Table: The following table sets forth our capitalization as of March 31, 2008:
•	on an actual basis; and

•	on an as adjusted basis to reflect (i) the completion of our sale of the convertible notes in this offering and the receipt of the proceeds therefrom (assuming the underwriters’ option to purchase additional convertible notes is not exercised); and (ii) the completion of our concurrent offering of 4,714,975 shares of our common stock including (a) our receipt of the proceeds from the sale of 1,270,000 such shares pursuant to the underwritten equity offering at the public offering price of $72.00 per share (assuming the underwriters’ option to purchase additional shares of common stock is not exercised) and (b) our receipt of the nominal lending fees from the borrowed shares being offered in that offering.
          You should read this table in conjunction with the following, which are incorporated by reference into this prospectus supplement:
•	the historical financial statements of ECD as of and for the nine months ended March 31, 2008, included in ECD’s quarterly report on Form 10-Q for the quarter ended March 31, 2008; and

•	the historical financial statements of ECD as of and for the years ended June 30, 2007, June 30, 2006 and June 30, 2005, included in ECD’s annual report on Form 10-K for the fiscal year ended June 30, 2007.

	March 31, 2008
	Actual	As Adjusted
	(Dollars in thousands)
Debt:
Obligations under capital leases and notes payable	$23,717	$23,717
3.00% convertible notes due 2013 offered hereby	—	275,000

Total debt	23,717	298,717
Common Stock, par value $0.01 per share
Authorized - 100,000,000 shares actual and as adjusted at March 31, 2008
Issued and outstanding - 40,333,907 shares at March 31, 2008, 45,048,882 shares as adjusted	403	450
Additional paid-in capital	862,828	948,426
Accumulated other comprehensive loss	(335,037)	(335,037)
Accumulated deficit	(1,715)	(1,715)

Total stockholders’ equity	526,479	612,124

Total capitalization	$550,196	$910,841

     The number of shares of common stock on an as adjusted basis shown as issued and outstanding in the table above is based on the number of shares of our common stock outstanding as of March 31, 2008, giving effect to the adjustments described above, but excluding:
•	957,913 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2008, at a weighted average exercise price of $20.99 per share; and

•	2,434,350 shares of common stock reserved for future issuance as of March 31, 2008, under our various equity incentive plans and other arrangements.
The Issuer has filed a registration statement (including the Base Prospectus) with the SEC for the Notes Offering, the Underwritten Equity Offering and the Borrowed Shares Offering to which this communication relates. Before you invest, you should read the applicable prospectus supplements and the Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Notes Offering, the Underwritten Equity Offering and the Borrowed Shares Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offerings will arrange to send you the applicable prospectus if you request it by calling toll-free 1-800-221-1037.
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